UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: November 2023

Commission file number: 001-38610

ALARUM TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

30 Haarba’a Street Tel-Aviv (P.O. Box 174)

Tel-Aviv, 6473926 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

RESULTS OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

On November 2, 2023, Alarum Technologies Ltd. (the “Company”) held an Extraordinary General Meeting of Shareholders (the “Meeting”). The notice of the Meeting and proxy statement for the Meeting (the “Proxy Statement”) were filed by the Company with the Securities and Exchange Commission as Exhibit 99.1 and Exhibit 99.2, respectively, to its Report submitted on Form 6-K on September 28, 2023, and are incorporated herein by reference.

The results of shareholder voting on the proposals set forth in the Proxy Statement were as follows:

Proposal No.	Proposal	Resolution
1.	To approve the adoption of a new compensation policy for the Company’s officers and directors.	Approved
2.	To approve an increase of the per-meeting compensation and annual fee for non-executive directors of the Company.	Approved
3.	To approve a grant of Restricted Share Units (“RSUs”) to non-executive directors of the Company.	Approved
4.	To approve a grant of RSUs to Mr. Shachar Daniel, the Company’s Chief Executive Officer and director.	Approved
5.	To approve a grant of RSUs to Mr. Chen Katz, the Company’s chairman of the Board of Directors.	Approved
6.	To approve an update to the monthly fee of Mr. Chen Katz, the Company’s chairman of the Board of Directors.	Approved
7.	To approve an annual equity-based plan for Company’s directors.	Approved

Compensation Policy for the Company’s Office Holders

Attached hereto as Exhibit 99.1 is the Registrant’s compensation policy for the Company’s officers and directors, which follows the approval of Proposal No. 1 in the Meeting.

Exhibit No.	Description

99.1	The Alarum Technologies Ltd. Compensation Policy for the Company’s Office Holders, dated November 2, 2023.

This report on Form 6-K is incorporated by reference into the registration statements on Form S-8 (File Nos. 333-233510, 333-239249, 333-250138, 333-258744, 333-267586 and 333-274585) and Form F-3 (File Nos. 333-233724, 333-235368, 333-236030, 333-233976, 333-237629, 333-253983, 333-267580 and 333-274604) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alarum Technologies Ltd. (Registrant)

Date: November 2, 2023	By	/s/ Hagit Gal
	Name:	Hagit Gal
	Title:	Corporate Legal Counsel

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